SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 13, 2006 with the report for the period ended on December 31, 2005 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 13, 2006, the Company filed the report for the period ended on December 31, 2005 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such period reflects:

	12-31-05	12-31-04
	$	$
1- Period Result
Ordinary	23,885,942	9,533,737
Extraordinary	—	—
Period Profit	23,885,942	9,533,737

2- Net Assets Composition

Outstanding Shares	169,098,097	155,650,742
Treasure shares	—	66,800

Subscribed Capital	169,098,097	155,717,542
Comprehensive capital adjustment	166,218,124	166,218,124
Premium on shares	78,215,152	109,593,251
Technical Revaluations	—	—
Legal Reserve	11,532,537	7,692,591
Retained earnings	118,246,476	40,868,499
Total Net Assets	543,310,386	480,090,007

As of the end of the Financial Statements period the authorized capital of the Company is $169,098,097.- Its share composition is divided in 169,098,097 of non endorsable registered common stock of V$N 1 each, and with right to 1 vote each.

At December 31, 2005 the amount of 134,276,035 non endorsable common stock of face value one peso ($1) each and with right to 1 vote each are not hold by the principal shareholders. It amount of shares represent 79.4% of the issued authorized outstanding capital.

The principal shareholder is Inversiones Financieras del Sur S.A. with 34,552,217 shares, which represent the 20.4% of the issued authorized outstanding capital.

On November 2002, the Company issued Convertible Notes with option to buy additional shares. If the Company’s entire holder of Convertible Notes exercises at the end of the period its conversion right the amount of shares would rise to 241,980,822; and if the holders exercise its warrants together with the other shareholders, the amount of its shares would rise to 321,212,248. If Inversiones Financieras del Sur S.A. exercises its conversion right together with the other shareholders, the amount of its shares would rise to 68,956,788 which represent the 28.5%; and, if shareholders exercise its warrants together with the other holders, the amount of shares will became 109,234,505 which represent the 34.0%.

We can remark the following activities during the period:

•	The Net Profit of the first semester of the Fiscal year 2006 grow to 23.9 million, a 251% superior to profit of Ps. 9.5 million obtained the same period of the last year.

•	On December 22, 2005 the Company distributed dividends in cash of Ps. 10.0 million (Ps. 0.0591 per share or Ps. 0.591 per ADR) in concept of dividends of the fiscal year 2005.

•	The production of milk increased a 123% in relation with the same period of the last fiscal year as a consequence of the inauguration of a Tambo in our country “El Tigre”, with has the newest technology.

•	As of December 31, 2005 we harvested the 66% of the area wheat sowed.

•	We finished the development of 4,500 hectares in “Los Pozos” to be used for cattle farming and we continue with the development of other 1,500 hectares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 13, 2006